PIEDMONT OFFICE REALTY TRUST, INC
VIA EDGAR AND OVERNIGHT MAIL
September 1, 2016
Mr. Daniel L. Gordon
Branch Chief, Division of Corporation Finance
Mail Stop 0409
U.S. Securities and Exchange Commission
100 F Street
Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 17, 2016; File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated August 23, 2016, regarding comments by the Staff of the Securities and Exchange Commission (the “Commission”) related to the above referenced filing by Piedmont Office Realty Trust, Inc. (the “Company”). We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated each comment as shown in your letter prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operation, Core Funds from Operations (Core FFO) and Adjusted Funds from Operations (AFFO), page 36

Comment:

1.
Please tell us how Core FFO and AFFO are useful to an investor and how they should be used by an investor. It is not clear how you determined which adjustments should be used to arrive at each measure.

Response:
In response to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, we conducted a thorough review of the presentation and definitions of our non-GAAP financial measures, and our second quarter 10-Q included the following disclosure, which we believe addresses your comment:
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations (“FFO”), Core FFO, and Adjusted Funds from Operations (“AFFO”), pages 36-37

Mr. Daniel L. Gordon
September 1, 2016

“We calculate Core FFO by starting with FFO, as defined by NAREIT, and adjusting for gains or losses on the extinguishment of swaps and/or debt, acquisition-related costs, and any significant non-recurring items. Core FFO is a non-GAAP financial measure and should not be viewed as an alternative to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that Core FFO is helpful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our core business operations. As a result, we believe that Core FFO can help facilitate comparisons of operating performance between periods and provides a more meaningful predictor of future earnings potential. Other REITs may not define Core FFO in the same manner as us; therefore, our computation of Core FFO may not be comparable to that of other REITs.

We calculate AFFO by starting with Core FFO and adjusting for non-incremental capital expenditures, which do not generate an increase in operating revenues, and acquisition-related costs and adding back select non-cash items including non-real estate depreciation, straight lined rents and fair value lease revenue, non-cash components of interest expense and compensation expense, and by making similar adjustments for unconsolidated partnerships and joint ventures. AFFO is a non-GAAP financial measure and should not be viewed as an alternative to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that AFFO is helpful to investors as a meaningful supplemental comparative performance measure of our ability to make incremental capital investments. Other REITs may not define AFFO in the same manner as us; therefore, our computation of AFFO may not be comparable to that of other REITs.”
We also note that Core FFO and AFFO are widely used non-GAAP financial measures in the real estate investment trust industry, and we only incorporated Core FFO and AFFO as part of our financial information filed with the Commission and provided to investors following requests from numerous institutional investors (who represent over 85% of our shareholder base) and industry analysts who were already making similar adjustments to our reported FFO metric.
Additionally, Core FFO and AFFO are integral components in the calculation of both the Short-term Cash Incentive Compensation Plan and Long-term Incentive Compensation Plan for all employees, including our named executive officers, as described in our latest proxy statement dated March 22, 2016. Therefore, we believe setting forth the calculation of this information is additive to our overall disclosure and transparency for investors.

Comment:

2.
In addition, it appears that all of your adjustments to arrive at AFFO applicable to common stock are non-cash adjustments. This appears to be a liquidity measure and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next earnings release and periodic report.

Response:
As noted above, AFFO is a non-GAAP financial measure, and we believe AFFO should not be viewed as an alternative to GAAP measurements, specifically GAAP liquidity measures. However, as a company operating in the real estate investment trust industry, we believe AFFO is helpful to our investors as a supplemental operating

Mr. Daniel L. Gordon
September 1, 2016

performance metric demonstrating our ability to make incremental capital investments, such as the construction or acquisition of major office projects. The adjustments necessary to calculate AFFO include non-incremental capital expenditures (i.e., cash expenditures for tenant improvements at renewals, recurring building capital, and other similar cash expenditures which will not generate new incremental revenue sources), but do not include the entire population of adjustments that a liquidity measure would entail (e.g., incremental capital expenditures, principal repayments of amortizing debt, as well as cash used in other investing or financing activities or changes in balance sheet accounts during the period). Therefore, we believe that AFFO provides meaningful supplemental operating performance information to investors, and we do not believe that our calculation of AFFO is a liquidity measure.
In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

CC:	Ms. Shannon Sobotka, Securities and Exchange Commission
Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Thomas Brown, Ernst & Young LLP
Mr. Keith Townsend, Esq., King & Spalding, LLP